Exhibit 99.1

Renren Announces Unaudited First Half 2020 Financial Results

BEIJING, China, December 30, 2020 — Renren Inc. (NYSE: RENN) (“Renren” or the “Company”), which operates a premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) (“Kaixin”) as well as several U.S.-based SaaS businesses, today announced its unaudited financial results for the six months ended June 30, 2020.

First Half of 2020 Highlights

•	Total net revenues were US$41.2 million, an 80.9% decrease from the corresponding period in 2019.

—	Kaixin revenues (1) were US$33.3 million, an 83.7% decrease from the corresponding period in 2019.

•	Operating loss was US$23.2 million, improved from an operating loss of US$26.4 million in the corresponding period in 2019.

•	Net loss attributable to the Company was US$16.6 million, compared to a net income attributable to the Company of US$67.7 million in the corresponding period in 2019.

•	Adjusted loss from operations (2) (non-GAAP) was US$12.0 million, improved from an adjusted loss from operations of US$19.4 million in the corresponding period in 2019.

•	Adjusted net loss (2) (non-GAAP) was US$8.5 million, compared to an adjusted net loss of US$15.5 million in the corresponding period in 2019.

(1)	Kaixin revenues are the net revenue from the Company’s subsidiary Kaixin, which are included in the Company’s Auto Group segment. Please refer to the table of additional information for details.
(2)	Adjusted loss from operations and net income (loss) are non-GAAP measures, which are defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets and net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. See “About Non-GAAP Financial Measures” below.

First Half 2020 Results

Total net revenues for the first half of 2020 were US$41.2 million, representing an 80.9% decrease from the corresponding period in 2019. The COVID-19 pandemic had a material adverse impact on the Company’s used-car dealership business.

Cost of revenues was US$34.0 million, compared to US$201.9 million from the corresponding period of 2019. The decrease was in line with the decrease of revenue.

Operating expenses were US$30.4 million, a 23.4% decrease from the corresponding period of 2019.

Selling and marketing expenses were US$5.3 million, a 58.5% decrease from the corresponding period of 2019. The decrease resulted from the effort to improve operation efficiency in headcount and personnel-related expenses.

Research and development expenses were US$8.0 million, a 39.5% decrease from the corresponding period in 2019. The decrease was primarily due to a decrease in headcount and personnel-related expenses.

General and administrative expenses were US$17.1 million, a 25.0% increase from the corresponding period in 2019. The increase was primarily due to an increase in share-based compensation expenses.

Share-based compensation expenses, which were all included in operating expenses, were US$11.0 million, compared to US$6.9 million in the corresponding period in 2019. The increase was mainly due to a modification which repriced the exercise price with respect to options during the first half of 2020, which led to the higher share-based compensation expenses in the six months ended June 30, 2020 compared to the six months ended June 30, 2019.

Loss from operations was US$23.2 million, improved from a loss from operations of US$26.4 million in the corresponding period in 2019.

Net loss attributable to Renren Inc. was US$16.6 million, compared to a net income of US$67.7 million in the corresponding period in 2019.

Adjusted loss from operations (non-GAAP) was US$12.0 million, improved from an adjusted loss from operations of US$19.4 million in the corresponding period in 2019. Adjusted loss from operations is defined as loss from operations excluding share-based compensation expenses and amortization of intangible assets.

Adjusted net loss (non-GAAP) was US$8.5 million, compared to an adjusted net loss of US$15.5 million in the corresponding period in 2019. Adjusted net loss is defined as net loss excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets.

Business Outlook

The Company expects to generate revenues in an amount ranging from US$8 million to US$12 million in the second half of 2020. The decrease in revenues as compared with the second half of 2019 or the first half of 2020 is expected to be primarily due to Kaixin Auto Holdings having decided to put a halt to its used-car dealership business operations while reexamining its business model. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Binding Term Sheet with Haitaoche

The Company’s subsidiary Kaixin entered into a binding term sheet (the “Biding Term Sheet”) with Haitaoche Limited (“Haitaoche”) on November 3, 2020.

The Binding Term Sheet sets forth the terms and conditions by which Haitaoche will merge with a newly formed wholly-owned subsidiary of Kaixin, with Haitaoche continuing as the surviving entity and a wholly-owned subsidiary of Kaixin (the “Merger”). As consideration for the Merger, Kaixin will issue a number of ordinary shares of Kaixin to the shareholders of Haitaoche (the “Haitaoche Shareholders”) so that the Haitaoche Shareholders will collectively hold 51% of Kaixin’s share capital upon the closing of the Merger.

Conference Call Information

The Company will not host a conference call. Please contact our Investor Relations Department if you have any questions.

About Renren Inc.

Renren Inc. (NYSE: RENN) operates a premium used auto business in China through its subsidiary Kaixin Auto Holdings (NASDAQ: KXIN) as well as several US-based SaaS businesses. Renren’s American depositary shares, each of which currently represents forty-five Class A ordinary shares, trade on NYSE under the symbol “RENN”.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook for the second half of 2020 and quotations from management in this announcement, as well as Renren’s strategic and operational plans, contain forward-looking statements. Renren may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Renren’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Renren’s goals and strategies; Renren’s future business development, financial condition and results of operations; Renren’s expectations regarding demand for and market acceptance of its services; Renren’s expectations regarding the retention and strengthening of its relationships with used auto dealerships; Renren’s plans to enhance user experience, infrastructure and service offerings; competition in the used auto industry in China; and government policies and regulations relating to the used auto industry in China. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Renren does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Renren’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Renren uses “adjusted income (loss) from operations” and “adjusted net income (loss)” which are defined as non-GAAP financial measures by the SEC, in evaluating its business. Renren defines adjusted income (loss) from operations as income (loss) from operations excluding share-based compensation expenses and amortization of intangible assets and adjusted net income (loss) as net income (loss) excluding share-based compensation expenses, fair value change of contingent consideration and amortization of intangible assets, respectively. Renren continuously and periodically reviews its operating results and business performance. Starting from the first quarter of 2018, there was a significant impact on net income (loss) due to the material and significant noncash amount of fair value change of contingent consideration relating to the used auto dealerships of the emerging used auto business. Due to the nature of the business, Renren believes that including adjusted income (loss) from operations and excluding the impact of such fair value changes more appropriately reflects Renren’s results of operations, and provides investors with a better understanding of Renren’s business performance. To facilitate investors and analysts, the aforesaid impact is presented retrospectively in “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures”. Renren presents adjusted income (loss) from operations and adjusted net income (loss) because they are used by Renren’s management to evaluate its operating performance. Renren also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating Renren’s consolidated results of operations in the same manner as Renren’s management and in comparing financial results across accounting periods and to those of Renren’s peer companies.

These non-GAAP financial measures are not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP results of operations measures to the comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Investor Relations

Renren Inc.

Email: ir@renren-inc.com

RENREN INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of US dollars)

	December 31,	June 30,
	2019	2020
ASSETS

Current assets:
Cash and cash equivalents	$4,473	$5,059
Restricted cash	13,091	-
Short-term investments	1,436	-
Accounts receivable, net	649	595
Prepaid expenses and other current assets	30,454	32,643
Amounts due from related parties	688	678
Inventory	21,981	18,527
Total current assets	72,772	57,502

Non-current assets:
Property and equipment, net	851	619
Goodwill and intangible assets, net	832	641
Long-term investments	13,454	13,507
Amount due from related parties- non-current	131,758	131,346
Restricted cash – non-current	358	5,643
Right-of-use lease assets	5,506	3,900
Other non-current assets	680	626
Total non-current assets	153,439	156,282

TOTAL ASSETS	$226,211	$213,784

LIABILITIES AND EQUITY

Current liabilities:
Accounts payable	$5,393	$2,088
Short-term debt	31,077	26,213
Accrued expenses and other current liabilities	37,068	34,589
Short-term lease liabilities	2,836	3,088
Payable to investors	14	14
Amounts due to related parties	774	3,269
Deferred revenue and advance from customers	750	273
Income tax payable	20,054	19,454
Contingent consideration	204	94
Total current liabilities	98,170	89,082

Non-current liabilities:
Long-term debt	-	1,585
Long-term lease liabilities	1,980	1,140
Long-term contingent consideration	828	381
Total non-current liabilities	2,808	3,106

TOTAL LIABILITIES	$100,978	$92,188

Shareholders’ Equity:
Class A ordinary shares	751	757
Class B ordinary shares	305	305
Additional paid-in capital	720,513	731,521
Statutory reserves	6,712	6,712
Accumulated deficit	(614,830)	(631,407)
Accumulated other comprehensive income	(9,338)	(8,978)

Total Renren Inc. shareholders’ equity	104,113	98,910

Noncontrolling interests	21,120	22,686

TOTAL EQUITY	125,233	121,596

TOTAL LIABILITIES AND EQUITY	$226,211	$213,784

RENREN INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of US dollars, except share data and per share data, ADS data, and per ADS data)

	June 30,	June 30,
	2019	2020
Net revenues:
Automobile sales	$200,914	$32,996
Others	14,214	8,164
Total net revenues	215,128	41,160

Cost of revenues	(201,873)	(33,993)

Gross profit	13,255	7,167

Operating expenses:
Selling and marketing	(12,769)	(5,293)
Research and development	(13,243)	(8,010)
General and administrative	(13,657)	(17,071)

Total operating expenses	(39,669)	(30,374)

Loss from operations	(26,414)	(23,207)

Other income	2,505	511
Fair value change of contingent consideration	88,116	557
Interest income	4,393	3,734
Interest expenses	(1,468)	(779)
Total non-operating income	93,546	4,023

Income (loss) before provision of income tax and loss in equity method investments, net of tax	67,132	(19,184)
Income tax expenses	(628)	-

Income (loss) before loss in equity method investments and noncontrolling interest, net of tax	66,504	(19,184)
(Loss) income in equity method investments, net of tax	(910)	79
Income (loss) from continuing operations	65,594	(19,105)

Net income (loss)	65,594	(19,105)
Net loss attributable to noncontrolling interests	2,133	2,528

Net income (loss) attributable to Renren Inc.	$67,727	$(16,577)

Net income (loss) per share from continuing operations attributable to Renren Inc.shareholders:
Basic	$0.06	$(0.02)
Diluted	$0.04	$(0.02)

Net income (loss) per share attributable to Renren Inc. shareholders:
Basic	$0.06	$(0.02)
Diluted	$0.04	$(0.02)
Net income (loss) attributable to Renren Inc. shareholders per ADS*:
Basic	$2.53	$(0.70)
Diluted	$1.56	$(0.70)

Weighted average number of shares used in calculating net loss per ordinary share attributable to Renren Inc. shareholders:
Basic	1,045,443,122	1,058,890,544
Diluted	1,083,883,429	1,058,890,544

* Each ADS represents 45 Class A ordinary shares.

Reconciliation of Non-GAAP results of operations measures to the comparable GAAP financial measures
(In thousands of US dollars)

	June 30,	June 30,
	2019	2020
Loss from operations	$(26,414)	$(23,207)
Add back: Shared-based compensation expenses	6,869	11,015
Add back: Amortization of intangible assets	192	192
Adjusted loss from operations	$(19,353)	$(12,000)

Net income (loss)	$65,594	$(19,105)
Add back: Shared-based compensation expenses	6,869	11,015
Add back: Fair value change of contingent consideration	(88,116)	(557)
Add back: Amortization of intangible assets	192	192
Adjusted net income (loss)	$(15,461)	$(8,455)

RENREN INC.
ADDITIONAL INFORMATION (UNAUDITED)
(In thousands of US dollars)

	For the Six Months Ended
	June 30, 2019			June 30, 2020
	Kaixin	Renren	Total	Kaixin	Renren	Total
Net revenues:
Automobile sales	$200,914	$-	$200,914	$32,996	$-	$32,996
Others	3,685	10,529	14,214	299	7,865	8,164
Total	204,599	10,529	215,128	33,295	7,865	41,160

Cost of revenues	$195,969	$5,904	$201,873	$32,375	$1,618	$33,993